# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU Inc., CIK 0001413855
CUSIP: G3314G128
Title of class of securities: Class A ordinary share, par value $0.002 per share
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 11/06/2026
Filed by CIK 0002164054
Persons authorized to receive notices and communications: Magnus Management Limited, c/o Zack Zhang, Room 101, 1 Ho Man Tin Hill Road, Ho Man Tin, Kowloon, Hong Kong (K3), 000000, 86 18761850686; Zack Zhang, Room 101, 1 Ho Man Tin Hill Road, Ho Man Tin, Kowloon, Hong Kong (K3), 000000, 86 18761850686

## Reporting persons
- Magnus Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 34,333,332; shared voting power 0; sole dispositive power 34,333,332; shared dispositive power 0; aggregate amount beneficially owned 34,333,332 (47.44% of the class)
  Comment: Note to Row 7, 9, 11: Represents 34,333,332 Class A ordinary shares directly held by Magnus Management Limited, which is 100% owned by Zack Zhang.
  
  Note to Row 13: The percentage calculation is based on 72,379,191 ordinary shares, including 62,129,191 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of November 6, 2026 according to the records of the Issuer.
- Zack Zhang (CIK 0002164054): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 34,333,332; shared voting power 0; sole dispositive power 34,333,332; shared dispositive power 0; aggregate amount beneficially owned 34,333,332 (47.44% of the class)
  Comment: Note to Row 7, 9, 11: Represents 34,333,332 Class A ordinary shares directly held by Magnus Management Limited, which is 100% owned by Zack Zhang.
  
  Note to Row 13: The percentage calculation is based on 72,379,191 ordinary shares, including 62,129,191 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of November 6, 2026 according to the records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.002 per share
Name of issuer: AIFU Inc.
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Comment: This Amendment No. 1 to Schedule 13D (the "Amendment") amends and supplements the prior statement on Schedule 13D as filed on November 6, 2026 (the "Original 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value $0.002 per share (the "Class A Ordinary Shares") of AIFU Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive office is located at Room 001, Build 10, Jinzhong Guobin Hui, 2nd Road, Qinyuan, Lihu Community, Xili Street, Nanshan District, Shenzhen, People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5 is hereby incorporated by reference into this Item 3.

Item 3 of the Original 13D is hereby amended and supplemented in its entirety as follows:

Not applicable.

The transaction described in Item 5 involved an issuance of shares by the Issuer to certain third parties. The Reporting Persons were not parties to this transaction and did not provide any funds or other consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

Item 4 of the Original 13D is hereby amended and supplemented in its entirety as follows:

This Amendment is filed to report that the Reporting Persons' aggregate percentage beneficial ownership and voting power in the Issuer were diluted as a result of the Issuer's issuance of shares as described in Item 5 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Item 5(a) of the Original 13D is hereby amended and supplemented in its entirety as follows:

Pursuant to the current report of the Issuer on Form 6-K filed on November 6, 2026, the Issuer completed the issuance of 11,203,443 Class A ordinary shares to certain third parties ("Share Issuance") as part of the stock consideration for an acquisition. The Reporting Persons did not acquire or dispose of any shares subsequent to the filing of the the Original 13D on November 6, 2026. The decrease in the Reporting Persons' aggregate beneficial ownership and their aggregate voting power was solely due to the increase in the total number of the Issuer's outstanding shares from the Share Issuance.

Following the Share Issuance, Magnus Management Limited beneficially owns 34,333,332 Class A ordinary shares of the Issuer, representing approximately 47.44% of the Issuer's total issued and outstanding ordinary shares and approximately 3.16% of the total voting power.

Magnus Management Limited is 100% owned by Zack Zhang. Consequently, Zack Zhang may be deemed to beneficially own the Ordinary Shares held by Magnus Management Limited.

The percentage calculation is based on 72,379,191 ordinary shares, including 62,129,191 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of November 6, 2026 according to the records of the Issuer.

The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Transactions in the class effected during the past sixty days:
Item 5(c) of this Schedule 13D is hereby amended and supplemented in its entirety as follows:

On September 24, 2026, the Issuer entered into a securities purchase agreement with Magnus Management Limited and several other investors, pursuant to which Magnus Management Limited agreed to subscribe for (i) 34,333,332 Class A ordinary shares, par value US$0.002 per share, of the Issuer, at a purchase price of $3.0 per share (the "Per Share Purchase Price"), for a total price of $102,999,996 (the "Transaction"), and (ii) a warrant to purchase up to 68,666,664 additional Class A ordinary shares of the Issuer. 50% of the warrant will be exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250% of the Per Share Purchase Price. The Transaction was completed on October 12, 2026.

During the 60 days preceding the filing of the Schedule 13D, neither of the Reporting Persons has effected any other transactions in the Ordinary Shares except as reported herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated November 12, 2026 by and between the Reporting Persons

Exhibit 2: List of directors and executive officers of Magnus Management Limited (filed herewith)

## Signatures
- Magnus Management Limited: /s/ Zack Zhang, Zack Zhang/Director (11/12/2026)
- Zack Zhang: /s/ Zack Zhang, Zack Zhang (11/12/2026)